Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-128071
April 10, 2007

John Deere Capital Corporation
$400 million 5.500% Senior Notes Due April 13, 2017

Issuer:	John Deere Capital Corporation

Title of Securities:	5.500% Senior Notes Due 2017

Ratings:	A2 / A (Stable / Stable)

Format:	MTN Program

Trade Date:	April 10, 2007

Time of First Sale to Public:	2:50 p.m. EST

Settlement Date (T+3):	April 13, 2007

Maturity Date:	April 13, 2017

Aggregate Principal Amount Offered:	$400,000,000

Re-offer Spread:	+85 bps

Benchmark Treasury:	4.625% Treasury Notes due February 15, 2017

Treasury Price:	99-7

Treasury Yield:	4.724%

Re-offer Yield:	5.574%

Coupon:	5.500%

Re-offer Price:	99.439%

Gross Spread:	0.520%

All-in Price (%):	98.919%

All-in Yield:	5.643%

Net Proceeds ($):	$395,676,000

All-in spread to Treasury:	+92 bps

Interest Payment Dates:	Semi-annually on each April 13 and October 13, commencing on October 13, 2007

Daycount Fraction:	30 / 360

CUSIP:	24422EQF9

Joint Bookrunners: (35% each)	J.P. Morgan Securities Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated

Co-Managers:

BNP Paribas Securities Corp., TD Securities (USA) LLC, HSBC Securities (USA) Inc., BNY Capital Markets, Inc., BBVA Securities Inc., Fifth Third Securities, Inc., and Santander Investment Securities, Inc.

The Issuer has filed a Registration Statement (including a prospectus) with the Securities and Exchange Commission for the Offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the Securities and Exchange Commission for more complete information about the Issuer and this Offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the Offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities Inc. toll-free at 1-212-834-4533 or Merrill Lynch, Pierce, Fenner & Smith Incorporated at 1-866-500-5408.